February 16, 2022

VIA EDGAR

Scott Anderegg

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Smart Rx Systems Inc.
Offering Statement on Form 1-A
File No. 024-11384

Dear Mr. Scott Anderegg:

This letter is submitted on behalf of Smart Rx Systems Inc., a Florida corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated January 13, 2021 with respect to the Issuer’s Offering Statement on Form 1-A filed with the Commission on December 15, 2020, as amended by Amendment No. 1 to the Offering Statement filed with the Commission on December 20, 2021 (the “First Amendment” and collectively, the “Offering Statement”). This letter is being submitted contemporaneously with Amendment No. 2 to the Offering Statement on Form 1-A (the “Second Amendment”), containing changes made in response to the Staff’s comments to the First Amendment. Certain capitalized terms set forth in this letter are used as defined in the Second Amendment.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the bullet paragraph in the Comment Letter, and is followed by the corresponding response of the Issuer.

1.	Please discuss your going concern opinion.

Issuer’s Response: The Issuer directs the Staff to review the letter from the Issuer’s independent accounting firm, Soto Accounting, LLC, attached hereto as Exhibit A.

2.	We note your response to our prior comment 1. Please update this section for your most recently completed fiscal year. Refer to Item 11 of Form 1-A.

Issuer’s Response: The Issuer directs the staff to the revised disclosure included on page 50 of the Second Amendment related to the compensation of the Issuer’s executive officers and directors.

THOMAS VOEKLER | Partner
tvoekler@kv-legal.com | p 804.823.4001 | f 804.823.4099

Mr. Scott Anderegg
U.S. Securities and Exchange Commission
February 16, 2022

3.	Please make arrangements with your auditor for them to revise their report to comply with the requirements of Article 2 of Regulation S-X, including stating, if true, that they are required to be independent with respect to Smart RX Systems, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A. Also, ask them to refer to the years then ended, rather than the year then ended, throughout their report.

Issuer’s Response: The Issuer directs the staff to the revised auditor’s report on page F-3 of the Second Amendment.

4.	Please update your financial statements in the next amendment to comply with paragraphs (b)(3) through (b)(5) in Part F/S of Form 1-A. Also, remove the outdated financial statements for 2016 and prior. Finally, file your auditor's consent (Exhibit 11.1) in the next amendment.

Issuer’s Response: The Issuer directs the staff to the revised financial statements beginning on page F-1 of the Second Amendment and the auditor’s consent filed as Exhibit 11.1 to the Second Amendment.

5.	Please explain your basis in GAAP for excluding depreciation and amortization, gain on sale of assets, impairment losses and write-off of bad debt from operating income (loss) or restate your financial statements and disclosures throughout the filing accordingly.

Issuer’s Response: The Issuer directs the staff to the revised financial statements and notes thereto beginning on page F-1 of the Second Amendment.

6.	Please update throughout, so that your disclosure is as of the date of your most recent financial statements (per comment four).

Issuer’s Response: The Issuer directs the staff to the revised disclosure throughout the Second Amendment and specifically found on pages 28 through 36 of the Second Amendment.

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Thomas Voekler
Thomas Voekler

cc:           Michael Beville, esq. (via electronic mail)

Exhibit A

Smart RX Systems

Attn: Santu Rohatgi

January 23, 2022

Ladies and Gentlemen:

We have audited the financial statements of Smart RX Systems for the periods year ended December 31, 2020, December 31, 2019 and December 31, 2018 and you have asked us to furnish you additional information about our independence.

We are familiar with independence requirements of the American Institute of Certified Public Accountants (AICPA), the Article 2 of Regulation S-X, US federal securities laws, the applicable rules and regulations of the Securities and Exchange Commission. We are also familiar with the paragraph c (1) (iii) in part F/S of Form 1-A that states the requirements of the financial statements for the Tier 2 Offerings as follows: the audit must be conducted in accordance with either U.S. Generally Accepted Auditing Standards or the standards of the Public Company Accounting Oversight Board (United States) and the report and qualifications of the independent accountant shall comply with the requirements of Article 2 of Regulation S-X. Accounting firms conducting audits for the financial statements included in the offering circular may, but need not, be registered with the Public Company Accounting Oversight Board.

As far as Soto Accounting, LLC is concerned, our firm has been, for the period covered by the financial statements under report and thereafter to date, in fact independent as contemplated by the requirements in the prior paragraph.

For the period year ended December 31, 2020 we did not have substantial doubt about the Company’s ability to continue as a going concern. On 1/23/2022 the Company is still in business, all losses have been paid by the original co-founders and shareholders, the company has shown growth of revenues each year, and additional cash in the business can help the company to continue to grow. However, if we do audit 2021 we will have to reassess for the period then ended.

Very truly yours,

Soto Accounting, LLC

Chicago, Illinois

4252 N. Cicero Ave. Chicago, IL 60641 | T: 312.715.8599 | F: 312.489.2344 | brian@sotoaccounting.com